[LETTERHEAD]

May 25, 2010

H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Univest Tech, Inc. (the Company)
Amendment No. 2 to Registration Statement on Form S-1
Filed December 7, 2009
File Number: 333-159315

Dear Mr. Owings;

This is in response to your December 31, 2009 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

Summary, page 2

1.	We note your response to comment one of our letter dated October 22, 2009. Please describe more fully what you mean by wireless technology sales

The Company has deleted the term.

2.	We note your response to comment two of our letter dated October 22. 2009 and we reissue the comment. Please describe the additional market segments into which you plan to cross over.

H. Christopher Owings.
May 25, 2010

The Company has decided to limit its marketing to the current disclosed segments.

3.
We note your response to comment ten of our letter dated October 22, 2009. Please also indicate in the second paragraph following the bullet points, if true, that you have not commenced any operations including no development of artist relationships, no products to sell and no technology developed to provide your product. In addition, please revise your document throughout to make this status clear. As examples only and not an exhaustive list, you refer to yourself as a relatively (emphasis added) small company in the risk factor on page 6, you refer to your business on page 7 instead of your intended business and on page 21 you indicate that you do not have an extensive (emphasis added) history when you have no history of operations. Please revise

The Company has provided the revisions.

Management’s Discussion and Analysis, pane 13

Selected financial data. page 14

4.
We note that the amounts captioned Total Expenses for the nine months ended July 31, 2009 and for the period from inception through October 31, 2009 actually represent your operating expenses rather than total expenses as such amounts exclude interest expense. Please revise or explain to us the reason for the discrepancy.

The Company has provided the revision and updated the financials.

Plan of Operation. page 16

5.	We note your first paragraph refers to January 1, 2009. Please update.

The Company has provided the correction.

The Product. page 19

6.
We note your response to comment 14, however, it does not appear that you have provided all of the requested disclosure. Please disclose how you plan to use the delivery or music as a marketing tool that generates revenue and indicate what you would do with the data that you mine.

H. Christopher Owings.
May 25, 2010

The Company has provided the revisions.

7.	We note your response to comment 15, however, it does not appear that you have provided all of the requested disclosure. Please explain what you mean by the term “exclusive channel.”

The Company has provided the revisions.

Operations, page 20

8.
We note your reference in the second paragraph to Mr. Womack’s extensive experience in the development of websites and in Internet related activities. His business experience itemized on page 22, however, does not readily relate such experience. Please revise or advise us in this regard.

The Company has deleted the reference “extensive” and clarified his experience in web development in his biography.

Description of Property, page 22

9.	We note your reference to office and retail space. Please expand your business description to include the use of retail space.

The Company has provided the revision. However, please note that the Company does not plan to use retail space at this time.

PLEASE NOTE: THE FOLLOWING RESPONSES REGARDING THE FINANCIAL STATEMENTS HAVE BEEN PROVIDED BY THE COMPANY’S AUDITORS.

Financial Statements, page 33

General

10.	Please update your financial statements to include audited financial statements for your most recently completed fiscal year ended October 31, 2009. Refer to Rule 8-08 (b) of Regulation S-X.

The Company has updated its financial statements to the fiscal year ended October 31, 2009 and the fiscal quarter ended January 31, 2010.

H. Christopher Owings.
May 25, 2010

Statement of Shareholders’ Equity, page 37

11.
We note your revised disclosure provided in response to comment 22 in our letter dated October 22, 2009 In your response you state that you revised the caption in your Statement of Shareholders’ Equity to remove the word “deferred.” However, we are unable to locate your revision. Accordingly, please revise the caption in your Statement of Shareholders’ Equity to remove the word “deferred” as these costs do not appear to be deferred at the balance sheet date. If our understanding is incorrect, please clarify it.

                  Comment complied with. The word “deferred” has been removed from the Statement of Stockholders’ Equity.

Note 1. Organization and Summary of Significant Accounting Policies. page 38 Revenue Recognition, page 39

12.
We note your response to comment 23 in our letter dated October 22, 2009- You state that you changed the disclosure in footnote 1, “Revenue Recognition”. However, your disclosure is unchanged. As previously requested, please revise your revenue recognition policy to he consistent with the description of your business and your planned revenue generating activities disclosed under the headings “Our Company” on page 2, “Plan of Operation” on page 16 and “The Product” on page 19 or explain to us how your current revenue recognition policy is consistent with the description of your business.

      Comment complied with. See changes to Footnote 1, “Revenue “Recognition”.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

David J. Wagner